Filed by: Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Pfizer Inc.

Commission File No.: 333-188750

The following is the text of the website that is being maintained at http://www.zoetisexchange.com in connection with the offer by Pfizer Inc. (“Pfizer”) to exchange up to an aggregate of 400,985,000 shares of Class A common stock of Zoetis Inc., which are owned by Pfizer, for shares of common stock of Pfizer, as described in further detail in the Prospectus (as defined below).

http://www.zoetisexchange.com

Last Updated: June 24, 2013, 10:15 a.m., New York City time

Pfizer Investor Information

The final exchange ratio is 0.9898 shares of Zoetis common stock for each share of Pfizer common stock validly tendered and not validly withdrawn and accepted by Pfizer pursuant to the terms of the exchange offer (as defined below).

According to the exchange agent, Computershare Trust Company, N.A., 1,680,439,287 shares of Pfizer common stock were validly tendered and not validly withdrawn, including 497,530,121 shares that were tendered by notice of guaranteed delivery. Pfizer has accepted 405,117,195 of the tendered shares in exchange for the 400,985,000 shares of Zoetis common stock owned by Pfizer. Because the exchange offer is oversubscribed, Pfizer accepted only a portion of the shares of Pfizer common stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Stockholders who owned fewer than 100 shares of Pfizer common stock, or an “odd-lot,” who have validly tendered all of their shares and made the appropriate election will not be subject to proration, in accordance with the terms of the exchange offer.

Based on the total number of shares of Pfizer common stock reported to be tendered prior to the expiration of the exchange offer, it is estimated that approximately 24% of the tendered shares of Pfizer common stock will be exchanged, assuming all shares tendered by guaranteed delivery procedures are delivered under the terms of the exchange offer.

The final exchange ratio is 0.9898 because the upper limit (as described below) is in effect. The exchange offer and withdrawal rights expired at 12:00 midnight, New York City time, on June 21, 2013.

On May 22, 2013, Pfizer Inc. (“Pfizer”) commenced an offer to exchange (the “exchange offer”) up to 400,985,000 shares of Class A common stock (“Zoetis common stock”) of Zoetis Inc. (“Zoetis”) for outstanding shares of common stock of Pfizer (“Pfizer common stock”) validly tendered and not validly withdrawn, as described in further detail in the Prospectus, dated June 17, 2013 (the “Prospectus”).

Pursuant to the exchange offer, for each $100 of shares of Pfizer common stock accepted in the exchange offer, holders of Pfizer common stock were offered approximately $107.52 of shares of Zoetis common stock, subject to the upper limit of 0.9898 shares of Zoetis common stock per share of Pfizer common stock (the “upper limit”). The average value of the two stocks for purposes of calculating the exchange ratio was determined by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAP”) of Pfizer common stock and Zoetis common stock on the New York Stock Exchange (the “NYSE”) during the three consecutive trading days of June 17, 18 and 19, 2013 (the “Averaging Period”).

Pfizer has provided on this website the daily VWAP of both Pfizer common stock and Zoetis common stock, together with an indicative exchange ratio and the upper limit and whether the upper limit is in effect, for each of the trading days that the exchange offer was open, except that no indicative exchange ratios were provided for the first two days of the exchange offer period as such values require daily VWAP data for three trading days and no indicative exchange ratios will be provided after the Averaging Period as those additional days of the exchange offer period following the Averaging Period will not affect the final exchange ratio.

Because the exchange offer is oversubscribed, Pfizer accepted only a portion of the shares of Pfizer common stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. We refer to this as “proration.” Stockholders who beneficially own “odd-lots” (less than 100 shares in the aggregate) of Pfizer common stock and who validly tendered all their shares will not be subject to proration (other than participants who hold odd-lot shares as a participant in certain Pfizer savings plans), assuming such stockholders requested such preferential treatment in the letter of transmittal.

The completion of the exchange offer is subject to certain conditions as specified in the Prospectus. Pfizer may waive any or all of the conditions to the exchange offer, subject to limited exceptions.

The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the Prospectus for additional information about the exchange offer. A copy of the Prospectus, forms of Notice of Guaranteed Delivery and a Notice of Withdrawal, a “Questions and Answers” document, Pfizer press releases relating to the exchange offer, important tax information, and information for savings plan participants are available through the links below.

Important Tax Information

Important Tax Information

Date:	June 19, 2013

Pfizer Daily VWAP:	29.3012

Zoetis Daily VWAP:	31.0700

Indicative Exchange Ratio:	0.9898

Upper Limit:	0.9898

Upper Limit in Effect:	Yes

Table of Historical Indicative Calculated Per-Share Values

This table shows VWAPs and historical indicative calculated per-share values for shares of Pfizer common stock and shares of Zoetis common stock, and the corresponding indicative exchange ratio. On each date before the Averaging Period, the information in the table was updated by 4:30 p.m., New York City time. On each day of the Averaging Period, the VWAPs, indicative calculated per-share values and the indicative exchange ratio were updated at 10:30 a.m., 1:30 p.m. and 4:30 p.m., New York City time. This information reflected a 30-minute reporting and upload delay. During each of those days, this table provided only the last previously provided indicative calculated per-share value with respect to that day.

		PFE Common Stock		ZTS Common Stock		ZTS Common Stock

Day	Date	Daily VWAP	Indicative Calculated Per-Share Value	Daily VWAP	Indicative Calculated Per-Share Value	Indicative Exchange Ratio Showing Number of Shares of ZTS Common Stock to be Exchanged Per Share Tendered

1	May 22, 2013	29.4991	N/A*	33.2308	N/A*	N/A*

2	May 23, 2013	29.0949	N/A*	33.0526	N/A*	N/A*

3	May 24, 2013	28.9571	$ 29.1837	33.2915	$ 33.1916	0.9454

4	May 28, 2013	29.1329	$ 29.0616	33.9587	$ 33.4343	0.9346

5	May 29, 2013	28.3823	$ 28.8241	33.1356	$ 33.4619	0.9262

6	May 30, 2013	28.2700	$ 28.5951	32.3620	$ 33.1521	0.9275

7	May 31, 2013	27.3821	$ 28.0115	31.9916	$ 32.4964	0.9269

8	June 3, 2013	27.5350	$ 27.7290	32.1721	$ 32.1752	0.9267

9	June 4, 2013	27.6858	$ 27.5343	32.3710	$ 32.1782	0.9201

10	June 5, 2013	27.6665	$ 27.6291	32.0910	$ 32.2114	0.9223

11	June 6, 2013	27.8891	$ 27.7471	32.0292	$ 32.1637	0.9276

12	June 7, 2013	28.3294	$ 27.9617	31.5173	$ 31.8792	0.9431

13	June 10, 2013	28.3819	$ 28.2001	31.7490	$ 31.7652	0.9546

14	June 11, 2013	28.3925	$ 28.3679	31.7202	$ 31.6622	0.9634

15	June 12, 2013	28.5310	$ 28.4351	31.5941	$ 31.6878	0.9649

16	June 13, 2013	28.8895	$ 28.6044	31.1584	$ 31.4909	0.9767

17	June 14, 2013	29.1259	$ 28.8488	30.8786	$ 31.2104	0.9898

18	June 17, 2013	29.1135	$ 29.1135	31.1444	$ 31.1444	0.9898

19	June 18, 2013	29.2822	$ 29.1979	31.1372	$ 31.1408	0.9898

20	June 19, 2013	29.3012	$ 29.2323	31.0700	$ 31.1172	0.9898

*No indicative calculated per-share values or indicative exchange ratios are provided for the first two days of the exchange offer period as such values require daily VWAP data for three trading days.

Bloomberg Screen Images of Pfizer and Zoetis VWAPs

The screen images below depict the daily VWAP on the New York Stock Exchange as published by Bloomberg L.P. on Bloomberg pages “PFE UN<Equity>AQR” and “ZTS UN<Equity>AQR.” Screen images used with the permission of Bloomberg L.P.

GRAB

PFE UN Equity | 98) Time Ranges | 99) Actions | 100) Feedback | Page 1/2 VWAP

09:30:06 06/19/13 - Price Filter - Calculation Bloomberg Definition

16:01:28 06/19/13 Vol Filter - Amount @ Part%

Calculation	VWAP	VWAP Volume	Value Traded	Trades	Avg Size	Std Dev
Bloomberg	29.3012	14,601,140	427.831MLN	9,786	1,492	0.210225
Custom	29.3012	14,601,140	427.831MLN	9,786	1,492	0.210225

1) Summary | 2) Top Trades (AQR) | 3) Price Chart (VAP) | 4) Price Table (TSM)

Trades With The Largest Impact — Spread / Price Ratio 0.000344

Date	Time	Volume	Price	Exch	Date	Time	Volume	Price	Exch
06/19	16:01:27	3,703,977	29.10 ↓	N	06/19	10:21:16	21,800	29.43	N
	09:30:06	504,571	29.31	N		12:02:46	21,500	29.53	N
	15:48:05	38,225	29.10	N		15:59:01	21,700	29.14	N
	15:59:42	35,500	29.12	N		13:49:05	20,869	29.77	N
	13:37:44	31,503	29.75	N		15:59:34	20,933	29.11 ↓	N
	15:58:52	31,200	29.13	N		13:02:11	20,440	29.69	N
	13:41:01	29,500	29.79	N		15:18:09	20,119	29.27	N
	15:54:30	30,000	28.95	N		14:02:56	19,925	29.49	N
	12:14:41	28,715	29.65	N		11:29:58	19,700	29.45 ↑	N
	15:54:53	27,000	29.01	N		15:53:59	19,501	28.96	N
	15:37:16	26,800	29.22	N		10:44:43	18,956	29.40	N
	15:55:49	25,988	29.07	N		12:14:41	18,784	29.65	N
	15:16:32	25,498	29.34	N		14:34:38	19,000	29.30	N
	15:49:32	23,600	29.06 ↓	N		15:38:46	18,952	29.25	N

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2013 Bloomberg Finance L.P.
SN 527816 G993-2586-2 19-Jun-13 16:10:58 EDT GMT-4:00

GRAB

ZTS UN Equity | 98) Time Ranges | 99) Actions | 100) Feedback | Page 1/2 VWAP

09:30:52 06/19/13 - Price Filter - Calculation Bloomberg Definition

16:00:40 06/19/13 Vol Filter - Amount @ Part%

Calculation	VWAP	VWAP Volume	Value Traded	Trades	Avg Size	Std Dev
Bloomberg	31.0700	4,353,327	135.258MLN	8,618	505	0.065133
Custom	31.0700	4,353,327	135.258MLN	8,618	505	0.065133

1) Summary | 2) Top Trades (AQR) | 3) Price Chart (VAP) | 4) Price Table (TSM)

Trades With The Largest Impact   Spread / Price Ratio 0.000645

Date	Time	Volume	Price	Exch	Date	Time	Volume	Price	Exch
06/19	11:37:41	500,000	31.10	N	06/19	15:59:49	10,400	30.98	N
	14:45:30	252,048	31.16	N		15:18:20	10,000	31.07	N
	16:00:39	201,350	31.00 ↓	N		12:43:05	10,000	31.07	N
	12:05:27	50,000	31.05 ↑	N		15:47:43	9,800	31.06	N
	09:30:52	30,435	31.06 ↓	N		14:36:28	9,700	31.11	N
	15:10:47	27,240	31.06	N		15:19:34	9,400	31.07 ↑	N
	15:59:52	20,600	30.99	N		14:46:05	9,100	31.15 ↑	N
	15:55:58	15,628	30.90 ↓	N		10:29:20	8,800	31.04	N
	15:59:52	14,800	31.00 ↑	N		15:40:04	8,750	31.06	N
	13:56:10	14,628	31.04	N		15:35:21	8,491	31.02	N
	12:51:02	12,700	31.10	N		15:56:30	8,240	30.92	N
	15:09:17	12,000	31.00 ↓	N		10:09:48	8,100	30.98	N
	14:09:34	11,900	31.10	N		11:44:17	7,800	31.12	N
	12:33:57	11,800	31.07	N		15:24:08	7,500	31.05	N

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2013 Bloomberg Finance L.P.
SN 527816 G993-2586-3 19-Jun-13 16:10:52 EDT GMT-4:00

Other Related Information

Prospectus	Notice of Guaranteed Delivery	Notice of Withdrawal	Question and Answers	Press Release

Information for Savings Plan Participants

Savings Plan Information Guide	Notice to Savings Plan Participants	Exchange Offer Instruction Forms	Exchange Offer Withdrawal Form	Key Dates / Deadlines

Forward-Looking Statements

Statements in this communication relating to matters that are not historical facts are “forward-looking” statements, and reflect Zoetis’s and Pfizer’s current views with respect to, among other things, future events and performance. Forward-looking statements are generally identified by using words such as “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “may,” “might,” “should,” “can have,” “likely” or the negative version of these words or comparable words or by using future dates in connection with any discussion of future performance, actions or events. Forward-looking statements are not guarantees of future performance, actions or events. These matters involve risks and uncertainties as discussed in Pfizer’s and Zoetis’s periodic reports on Form 10-K and Form 10-Q, and current reports on Form 8-K, and the Prospectus, filed with the Securities and Exchange Commission (the “SEC”). Many factors could cause actual results to differ materially from Pfizer’s and Zoetis’s forward-looking statements. This communication also contains statements about the exchange offer. Many factors could cause actual results to differ materially from Pfizer’s or Zoetis’s forward-looking statements with respect to the exchange offer, including the parties’ ability to satisfy the conditions of the exchange offer, and risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Pfizer’s or Zoetis’s financial condition, results or operations or liquidity.

Forward-looking statements are subject to risks and uncertainties, many of which are beyond the control of Zoetis or Pfizer, and are potentially inaccurate assumptions. Investors should not put undue reliance on forward-looking statements. Forward-looking statements speak only as of the date on which they are made. Zoetis and Pfizer undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Investors should understand that it is not possible to predict or identify all such factors.

Additional Information and Where to Find It

The terms and conditions of the exchange offer are more fully described in a registration statement on Form S-4, that includes a Prospectus, previously filed by Zoetis and a Schedule TO previously filed by Pfizer with the SEC in each case as amended. The Prospectus contains important information about the exchange offer, Pfizer, Zoetis and related matters, and Pfizer delivered the Prospectus to holders of Pfizer common stock.

Holders of Pfizer common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of Pfizer common stock may also obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that Pfizer and Zoetis file electronically with the SEC. The address of that website is http://www.sec.gov. Holders of Pfizer common stock may also obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will upon request, arrange to send the Prospectus to holders of Pfizer common stock who call 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800-3814-3814 (toll-free in Sweden), or +1-781-575-3340 (all others outside the U.S.).

Glossary of Terms

daily VWAP: VWAP for the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York city time (or such other time as is the official close of trading on the NYSE), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time.

exchange ratio: The number of shares of Zoetis common stock that will be exchanged for each share of Pfizer common stock accepted in the exchange offer. The final exchange ratio will be available on this website and separately published by press release by 4:30 p.m., New York City time, on the expiration date of the exchange offer. In addition, the final exchange ratio may be obtained from the information agent, Georgeson Inc., at 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free banks and brokers), 00800-3814-3814 (toll-free in Sweden), or +1-781-575-3340 (all others outside the U.S.).

final calculated per-share value: The final per-share value of Pfizer common stock and the final per-share value of Zoetis common stock to be used for purposes of calculating the final exchange ratio, equal to the simple arithmetic average of the daily VWAP for Pfizer common stock and Zoetis common stock, as applicable, on the NYSE during the Averaging Period.

indicative calculated per-share value: During the exchange offer, this website will display indicative calculated per-share values for Pfizer common stock and Zoetis common stock. These indicative values are displayed to assist tendering stockholders in understanding how the number of shares of Zoetis common stock they would receive in the exchange offer will be calculated but are not indicative of the final exchange ratio.

From the third trading day until the first day of the Averaging Period, the indicative calculated per-share value of (1) Pfizer common stock published on this website will equal the average of the daily VWAP of Pfizer common stock on that day and each of two prior trading days, and (2) Zoetis common stock published on this website will equal the average of the daily VWAP of Zoetis common stock on that day and each of the two prior trading days. The data used to calculate such indicative calculated per-share values will not, however, be included in the calculation of the final calculated per-share value for either Pfizer common stock or Zoetis common stock. During the Averaging Period, the indicative calculated per-share values published on this website will equal (1) on the first day of the Averaging Period, the actual intra-day VWAP during the elapsed portion of the first day of the Averaging Period and (2) on the second day of the Averaging Period, the daily VWAP for the first day of the Averaging Period averaged with the actual intra-day VWAP during the elapsed portion of the second day of the Averaging Period; and (3) on the third day of the Averaging Period, the daily VWAP for the first and second days of the Averaging Period averaged with the actual intra-day VWAP for the elapsed portion of the third day of the Averaging Period. The data used to calculate such indicative calculated per-share values will be used in determining the final calculated per-share values.

intra-day VWAP: Intra-day VWAP means VWAP for the period beginning at the official open of trading on the NYSE and ending at a specified time in such day. Please note that the data used to derive the intra-day VWAP published on this website during the Averaging Period is subject to a 30 minute reporting and upload delay.

proration: Because the exchange offer is oversubscribed, Pfizer accepted only a portion of the shares of Pfizer common stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. We refer to this as “proration.” Stockholders (other than participants in certain Pfizer savings plans) who beneficially own “odd-lots” (that is, less than 100 shares of Pfizer common stock in the aggregate) and who validly tendered all their shares will not be subject to proration, assuming such stockholders requested such preferential treatment in the letter of transmittal. Proration for each tendering stockholder will be based on the number of shares of Pfizer common stock tendered by that stockholder in the exchange offer, and not on that stockholder’s aggregate ownership of Pfizer common stock.

VWAP: The “volume-weighted average price” per share of the applicable stock on the NYSE during the period specified, as obtained from Bloomberg L.P.

The information agent for the exchange offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

1-866-628-6024 (toll-free in the United States)

1-800- 223-2064 (toll-free for banks and brokers)

00800-3814-3814 (toll-free in Sweden)

+1-781-575-3340 (all others outside the U.S.)